

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 12, 2012

<u>Via E-mail</u>
Ms. Ma. Lourdes C. Rausa-Chan
Senior Vice President, Corporate Affairs and
Legal Services Head and Corporate Secretary
Philippine Long Distance Telephone Company
Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines

  Re: Philippine Long Distance Telephone Company
     Form 20-F
     Filed March 28, 2012
     File No. 001-03006

Dear Ms. Rausa-Chan:

   We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the fiscal year ended December 31, 2011</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 26. Provisions and Contingencies, page 288</u>

1.   We refer to your disclosure in the last sentence of the note on page 294 indicating that certain disclosures required by IAS 37 were not provided as it may prejudice your position in ongoing claims, litigations and assessments. IAS 37, paragraph 92, indicates that the omission of the required disclosures may occur in extremely rare cases. In that regard, tell us the reason why you are unable to provide all of the required disclosures in aggregate by class. Also tell us the aggregate amount of provisions you have accrued as of December 31, 2011 and 2010 related to contingencies.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Leigh Ann Schultz at (202) 551-3628 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding these comments. You may also contact me at (202) 551-3815 with any other questions.

                                Sincerely,

                                /s/ Terry French for

                                Larry Spirgel
                                Assistant Director